[ING FUNDS]

February 19, 2009

VIA EDGAR

Mr. Jeffrey Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Partners, Inc. (“Registrant”)
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

This letter responds to comments provided via telephone to Kimberly Springer by the U.S. Securities and Exchange Commission Staff on or about February 11, 2009, with respect to Post-Effective Amendment No. 38 (“Amendment”) to the Registrant’s Registration Statement filed on Form N-1A on or about December 19, 2008. The purpose of this Amendment was to register a new additional share class, Service 2 Class (“Class S2”) shares for the Registrant. Our summaries of these comments and our responses thereto, are set out below.

In addition, attached is the requested Tandy Letter (“Attachment A”).

Performance and Expense Information Dated December 31, 2007

1.

Comment:      The Staff noted that the performance and expense information contained in the Prospectus and Statement of Additional Information reflects the fiscal year ended December 31, 2007. The Staff requested this information be updated to reflect performance and expense information as of December 31, 2008.

Response:       The Registrant appreciates the Staff’s comment and would like to note that the audited financial statements for the fiscal year ended December 31, 2008 are not available at this time. The Registrant would like to note that this Prospectus and Statement of Additional Information will be updated with the December 31, 2008 information on or about May 1, 2009.

12b-1 Fee Information contained in the Prospectus and Statement of Additional Information

2.

Comment:      The Staff noted that there may be conflicting information regarding the rate of the 12b-1 fees to be paid by the Class S2 shares of the Portfolios and wished for clarification. In addition, the Staff wished to note that some footnotes to the table in the section entitled “What You Pay to Invest” needed to be reviewed for accuracy of references.

Response:       The 12b-1 fee attributable to the share class is 0.25%. The shareholder service fee attributable to the share class is 0.25%. The total fee which appears in the section entitled “What You Pay to Invest” shows the combined fees of the 12b-1 fee and the shareholder service fee of 0.50%. The Registrant will review the footnotes and correct any inaccurate references.

*              *              *              *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Reza Pishva
Dechert LLP

Attachment A

February 19, 2009

VIA EDGAR

Mr. Jeffrey Foor, Esq.

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2674.  Thank you.

Regards,

/s/ Kimberly K. Springer
Kimberly K. Springer
Vice President
ING U.S. Legal Services

Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LLP